Form 5


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
[ ] Form 3 Holdings Reported
[X] Form 4 Transactions Reported

1. Name and Address of Reporting Person
   Jay A. Mealey
   1710 West 2600 South
   Woods Cross, 84087

2. Issuer Name and Ticker or Trading Symbol
   Crown Energy Corporation (CROE.OB)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   Fiscal year end 12/31/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director [X] 10% Owner [X] Officer (give title below) [ ] Other (specify below)
   CEO & President

7. Individual or Joint/Group Reporting (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, $.02 par value  11/25/  J4
per share                    |  02  | (1)|   5,996,823      | A |     (2)   |                   |      |                           |
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Common Stock, $.02 par value  11/27/  J4
per share                    |  02  | (4)|  13,969,071      | D |     (4)   |                   |      |                           |
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Common Stock, $.02 par value                                                                             As General Partner of     |
per share                    |      |    |                  |   |           |         95,144    |  I   | Family Limited Parnership |
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Common Stock, $.02 par value                                                                             As Limited Partner of     |
per share                    |      |    |                  |   |           |      4,519,324    |  I   | Family Limited Parnership |
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Common Stock, $.02 par value                                                                                                       |
per share                    |      |    |                  |   |           |      4,614,468    |  I   | By Wife                   |
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Common Stock, $.02 par value                                                                                                       |
per share                    |      |    |                  |   |           |         95,144    |  I   | By Son                    |
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Common Stock, $.02 par value                                                                                                       |
per share                    |      |    |                  |   |           |         95,144    |  I   | By Son                    |
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Common Stock, $.02 par value                                                                                                       |
per share                    |      |    |                  |   |           |         95,144    |  I   | By Son                    |
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Common Stock, $.02 par value                                                                                                       |
per share                    |      |    |                  |   |           |        900,000    |      | By Mealey Boys Trust      |
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Common Stock, $.02 par value                                                                                                       |
per share                    |      |    |                  |   |           |        217,832    |  D   |                           |
___________________________________________________________________________________________________________________________________|


___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Series A Cumulative
Convertible               1 for   11/25   J4
Preferred Stock         | 8.57   | 02  | (1)|   175,000 |A  |Immed|     |  Common    |1,499,750  (2) |            |   |            |
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Series A Cumulative
Convertible               1 for   11/27   J4
Preferred Stock         | 8.57   | 02  | (3)|   162,500 |A  |Immed|     |  Common    |1,392,625  (3) |            |   |            |
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                                                                                                                       As general
                                                                                                                       partner of
Series A Cumulative                                                                                                    family
Convertible               1 for                                                                                        limited
Preferred Stock         | 8.57   |     |    |           |   |Immed|     |  Common    |               |    5,000   | I |partnership
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                                                                                                                       As general
                                                                                                                       partner of
Series A Cumulative                                                                                                    family
Convertible               1 for                                                                                        limited
Preferred Stock         | 8.57   |     |    |           |   |Immed|     |  Common    |               |  237,500   | I |partnership
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Series A Cumulative
Convertible               1 for
Preferred Stock         | 8.57   |     |    |           |   |Immed|     |  Common    |               |  242,500   | I | By wife
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Series A Cumulative
Convertible               1 for
Preferred Stock         | 8.57   |     |    |           |   |Immed|     |  Common    |               |    5,000   | I | By son
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Series A Cumulative
Convertible               1 for
Preferred Stock         | 8.57   |     |    |           |   |Immed|     |  Common    |               |    5,000   | I | By son
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Series A Cumulative
Convertible               1 for
Preferred Stock         | 8.57   |     |    |           |   |Immed|     |  Common    |               |    5,000   | I | By son
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) The reporting person acquired an additional 35.0% ownership interest in Manhattan Goose, L.L.C. on November 25, 2002 in a private transaction. After this transaction, the reporting held a 47.5% ownership interest in Manhattan Goose, L.L.C. Manhattan Goose, L.L.C. owned 14,110,172 shares of common stock of the issuer and had the right to convert its 500,000 shares of the issuer's Series A Cumulative Convertible Preferred Stock into 4,285,000 shares of the issuer's Common Stock.

(2) The reporting person acquired an additional 35.0% ownership interest in Manhattan Goose, L.L.C. for $110,460 on November 25, 2002.

(3) On November 26, 2002, Manhattan Goose, L.L.C. distributed 4,585,806 common shares of the issuerto a member in partial satisfaction of his ownership interest in Manhattan Goose, L.L.C. On November 27, 2002, the reporting person acquired the member's 32.5% interest in Manhattan Goose, L.L.C. in a private transaction for $102,570.

(4) On November 27, 2002, the reporting person transferred 9,514,366 shares of the isuer's common stock and 500,000 shares of the issuer's Series
         A Cumulative Convertible Preferred Stock to the Mealey Family Limited Partnership. The reporting person is the general partner of the Mealey Family Limited Partnership.



/s/ Jay A. Mealey
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SIGNATURE OF REPORTING PERSON

February 14, 2003
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DATE